

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

April 4, 2018

Via E-mail
Tairan Guo
Chief Financial Officer
SPI Energy Co., Ltd.
Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China

> **Re: SPI Energy Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Response Dated March 16, 2018**
> **File No. 001-37678**

Dear Mr. Guo:

We have reviewed your March 16, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our March 2, 2018 letter.

Related Party Transactions, page 93

1.   Please clarify your response to prior comment 7 regarding the identity of Master Tenant. If Master Tenant is Greystone as you indicate in your response, it is unclear how you could be required to fund the purchase of Greystone's interest in Master Tenant as you disclose on page F-52. Also, tell us where you disclose the identity of Managing Member.

You may contact Eric Atallah at (202) 551-3663 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Giovanni Caruso
        Loeb & Loeb LLP